CUSIP No. 419352-10-9                                        Page 26 of 31 Pages

                                                                       EXHIBIT 6


                           [On PL Capital Letterhead]


August 16, 1999                                               VIA TELEFAX



Mr. Philip Messina
Chairman, President and CEO
Haven Bancorp, Inc.
615 Merrick Avenue
Westbury, NY  11590


Dear Phil:

John and I look forward to hearing the results of Haven's upcoming Board meeting, at which you pledged to discuss our letter of July 28th.

With this morning's announcement of North Fork Bancorporation's acquisition of JSB Financial, Inc. (JSB) a peer thrift operating in the same market area as Haven, we presume that you and the Board will take into consideration that transactions implication for Haven's value in a current merger transaction. As measured by the 17.5% deposit premium* paid by North Fork, Haven's implied value in a merger transaction ranges from $36.50 per share (including no value for the supermarket deposits) to $50.25 (including the supermarket deposits), as derived below:


                                                              In millions $    Per Share
                                                              -------------    ---------
         Haven's Tangible Book Value (6-30-99)                    $107           $12.00
         Plus: Deposit Premium-"Traditional" Branches only
                  ($1.244 billion x 17.5%)                         218            24.50
                                                                  ----           ------
         Haven's merger value (excluding supermarket deposits)     315           $36.50
              --
         Plus: Deposit Premium-Supermarket Deposits
                  ($700 million x 17.5%)                           122            13.75
                                                                  ----           ------
         Haven's merger value (including supermarket deposits)    $437           $50.25
                               --

         * We believe that the deposit premium is the most relevant measure in this instance since JSB has significantly more tangible equity than Haven and JSB's earnings are normalized, versus Haven's current earnings which are distorted by excessive overhead and investments in the supermarket franchise

CUSIP No. 419352-10-9                                        Page 27 of 31 Pages


An August 10, 1999 article in the American Banker (copy attached) provides additional evidence of these values. The article cited a research report from a thrift industry analyst from Lehman Brothers, which calculated that Haven's deposit franchise value is worth $36.93 per share.

Since you stated that the supermarket deposits have positive deposit premium value (per your comment on the second quarter conference call with analysts and investors) you must agree that Haven's current merger value is in the range noted above. If anything, I would assume you believe the supermarket deposits are worth even more than the traditional deposits, given the huge investment you and the Board have made in building the supermarket franchise. Frankly, if you don't believe the current supermarket deposit franchise has these values, then we would question why the huge investments were made in the first place.

In our view, if the supermarket franchise has not yet created these types of franchise values, after three years of huge outlays, and if Haven can't realize a merger value comparable to JSB in a current transaction, then Haven's Board has to call into question Haven's entire business plan and senior management's credibility and right to remain in place. Haven's business plan appears to have created a meaningful deposit franchise in a rapidly consolidating market. It is time for Haven's shareholders to enjoy the rewards of that strategy. If the value is not there, it is time to stop wasting shareholder's money.

Because we do not believe Haven can achieve anywhere near the values noted above by remaining as an independent entity, we believe Haven's Board has a fiduciary duty to explore a merger transaction in the near term. We recommend Haven hire an independent, qualified investment banking firm as soon as practical to explore all of Haven's strategic options.

We look forward to a thoughtful response from the Board. Please call us at anytime if you have any comments or would like to discuss this further.

Sincerely,

/s/John Palmer                      /s/Richard Lashley
John Palmer                         Richard Lashley
Principal                           Principal

cc:      Mr. William J. Jennings, EVP
         Mr. Michael J. Fitzpatrick
         Mr. George Worgul
         c/o Haven Bancorp, Inc.

         Msgr. Thomas J. Hartman
         Diocese of Rockville Centre for Telicare Television
         1200 Glen Curtis Blvd.
         Uniondale, NY 11553

         Mr. Michael J. Levine

CUSIP No. 419352-10-9                                        Page 28 of 31 Pages

         Norse Realty Group, Inc., Suite W-183
         2001 Marcus Avenue
         Lake Success, NY 11042

         Mr. Robert M. Sprotte
         Schmelz Bros. Inc.
         7102 Myrtle Avenue
         Flushing, NY  11385